SCMP GROUP

82-3327

NEWSPAPER RETAIL

Direct Line 852 2680 8805
Direct Fax 852 2680 8860

By Registered Post

Date: 12 March 2004

Exemption No. 33-51010


04010723

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

04 MAR 22 AM 7:21

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transaction

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

Enclosures

dlw 3/22

CoSec\Correspondence\announcement distribution – Connected Transaction - HM

04 MAR 22 AM 7:21

SCMP Group Limited
SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

The Directors announce that SCMPP, TVEI and SPL (all being wholly owned subsidiaries of the Company) and SCMPH (a subsidiary in which the Company has a 51% interest) have entered into a termination and release agreement on 2 March 2004 with HGL, HPSL, HPHK and MML by which the parties have agreed to terminate the JVA and to distribute related assets as follows:

(i) TVEI acquires from HPHK its 49% interest in the issued share capital of SCMPH;

(ii) TVEI acquires from HPHK the right to receive repayment of the unsecured and non-interest bearing HPHK Advance of an aggregate amount of HK$4,459,000;

(iii) TVEI acquires from HPSL the right to receive repayment of the unsecured and non-interest bearing HPSL Advance of an aggregate amount of HK$9,084,065;

(iv) TVEI acquires from MML the right to receive repayment of the unsecured and non-interest bearing MML Advance of an aggregate amount of HK$4,199,700.19; and

(v) HPHK acquires from SCMPH the entire issued share capital of Singco and copyright in the Haymarket Material.

The total consideration payable by TVEI to HPHK for the acquisition of a 49% interest in the issued share capital of SCMPH and the assignment of the right to receive repayment of the HPHK Advance is HK$1.00.

The total consideration payable by TVEI to MML and HPSL for the assignment of the right to receive repayment of the MML Advance and HPSL Advance is HK$1.00.

The total consideration payable by HPHK to SCMPH for acquisition of the entire issued share capital of Singco is S$1.00.

SPL, a wholly owned subsidiary of the Company, owns a 51% interest in SCMPH. SCMPH is hence a subsidiary of the Company. HPHK owns a 49% interest in SCMPH and is a substantial shareholder of SCMPH. HPHK is therefore a "connected person" of the Company in accordance with Listing Rules. Accordingly, the entering into of the Termination Agreement between the Company's subsidiaries and HPHK and others and the completion of the transactions contemplated thereby constitute a connected transaction for the Company under Listing Rules. Pursuant to Rule 14.25(1) of the Listing Rules, the transaction is required to be disclosed by way of a press notice published in the newspapers.

The Directors announce that SCMPP, TVEI and SPL (all being wholly owned subsidiaries of the Company) and SCMPH (a subsidiary in which the Company has a 51% interest), have entered into a termination and release agreement with HGL, HPSL, HPHK and MML by which the parties have agreed to terminate the JVA and to distribute related assets as follows:

(i) TVEI acquires from HPHK its entire 49% interest in the issued share capital of SCMPH;

(ii) TVEI acquires from HPHK the right to receive repayment of the unsecured and non-interest bearing HPHK Advance of an aggregate amount of HK$4,459,000;

(iii) TVEI acquires from HPSL the right to receive repayment of the unsecured and non-interest bearing HPSL Advance of an aggregate amount of HK$9,084,065;

(iv) TVEI acquires from MML the right to receive repayment of the unsecured and non-interest bearing MML Advance of an aggregate amount of HK$4,199,700.19; and

(v) HPHK acquires from SCMPH the entire issued share capital of Singco and copyright in the Haymarket Material.

SCMPP, SPL and TVEI are wholly owned subsidiaries of the Company. SCMPH is a joint venture company of which 51% of its issued share capital is held by SPL and the remaining 49% of issued share capital is held by HPHK. SCMPH is the owner and publisher of various magazine titles including "Automobile", and is further involved in the publication of several magazine titles in Hong Kong.

BACKGROUND OF JOINT VENTURE

SCMPP, TVEI, HGL, HPSL, HPHK and SCMPH entered into the JVA on 2 October 1998 to publish Chinese language magazines in Hong Kong, Macau, the PRC and Taiwan. TVEI and HPHK agreed to subscribe to shares in SCMPH. TVEI subscribed to 51% interest in SCMPH and HPHK holds the remaining 49% interest. Singco is a wholly owned subsidiary of SCMPH.

In the JVA, SCMPP and HGL agreed to license to SCMPH and its subsidiaries the right to use in Hong Kong, Macau, the PRC and Taiwan titles, material or intellectual property rights in some of SCMPP's and HGL's respective magazine publications. SCMPP and HGL provided SCMPH with pre-emption rights to publish magazine titles in Chinese language acquired by SCMPP or HGL (as the case may be) after the signing of the JVA in accordance with the terms of the JVA.

At the time of the signing of the JVA, SCMPP was holding 100% interest in TVEI and HPHK was a wholly owned subsidiary of HPSL. On or about 10 October 2000, TVEI assigned its 51% interest in SCMPH to SPL as part of an internal restructuring of the Group.

SCMPH owns various magazine titles, namely "Automobile", "Amoeba", "Champion", "PC Home", "Autoworld" and "Techmag". Singco owns magazine title "CEI ASIA PACIFIC".

Haymarket Material are Chinese translations of all materials from time to time published in magazine titles belonging to Haymarket Group that have been produced in SCMPH's magazines "Automobile" or "Autoworld" under licence from Haymarket Group. Such Chinese translations were produced or commissioned by SCMPH.

PARTICULARS OF TERMINATION AGREEMENT

Date : 2 March 2004

Parties : SCMPP, TVEI, SPL, SCMPH, HGL, HPSL, HPHK and MML

Purpose : To terminate the JVA and to distribute the related assets as follows:

(i) TVEI acquires from HPHK its 49% interest in the issued share capital of SCMPH;

(ii) TVEI acquires from HPHK the right to receive repayment of the unsecured and non-interest bearing HPHK Advance of an aggregate amount of HK$4,459,000;

(iii) TVEI acquires from HPSL the right to receive repayment of the unsecured and non-interest bearing HPSL Advance of an aggregate amount of HK$9,084,065;

(iv) TVEI acquires from MML the right to receive repayment of the unsecured and non-interest bearing MML Advance of an aggregate amount of HK$4,199,700.19;

CONNECTION BETWEEN THE PARTIES

SPL, a wholly owned subsidiary of the Company, owns 51% interest in SCMPH. SCMPH is hence a subsidiary of the Company. HPHK owns 49% interest in SCMPH and is a substantial shareholder of SCMPH. HPHK is therefore a connected person of the Company in accordance with Listing Rules. Accordingly, the entering into the Termination Agreement between the Company's subsidiaries and HPHK and others and the completion of the transactions contemplated thereby constitute a connected transaction for the Company under Listing Rules. Save for the aforesaid, the Group has no other relationship with the Haymarket Group.

Below are diagrams showing the change in shareholding in SCMPH and Singco before and after the completion of the Termination Agreement.

After signing of JVA and before 10 October 2000


Company
100%
100%
HPHK
SCMPP
SPL
100%
49%
TVEI
51%
SCMPH
100%
Singco

Before completion of Termination Agreement


Company
100%
100%
SCMPP
SPL
HPHK
100%
51%
49%
TVEI
SCMPH
100%
Singco

After completion of Termination Agreement


Company
100%
100%
HPHK
SCMPP
SPL
100%
100%
TVEI
51%
Singco
49%*
SCMPH

* TVEI may nominate its nominee(s) to hold the 49% share interest in SCMPH.

——— direct interest

HK$9,084,065;

(iv) TVEI acquires from MML the right to receive repayment of the unsecured and non-interest bearing MML Advance of an aggregate amount of HK$4,199,700.19; and

(v) HPHK acquires from SCMPH the entire issued share capital of Singco and copyright in the Haymarket Material.

Consideration : The total consideration payable by TVEI to HPHK for the acquisition of a 49% interest in the issued share capital of SCMPH and the assignment of the right to receive repayment of the HPHK Advance is HK$1.00.

The total consideration payable by TVEI to MML and HPSL for the assignment of the right to receive repayment of the MML Advance and HPSL Advance is HK$1.00.

The total consideration payable by HPHK to SCMPH for acquisition of the entire issued share capital of Singco is S$1.00.

No monetary or non-monetary consideration for the disposal of the copyright in the Haymarket Material by SCMPH to HPHK is specified in the Termination Agreement. No independent valuation on the Haymarket Material have been obtained.

The terms and consideration specified in the Termination Agreement are normal commercial terms arrived at based on arm's length negotiation among all parties to the Termination Agreement.

Completion Date : Completion of the acquisitions and assignments will occur on 15 days from, but not including, the date of the Termination Agreement or such other date which the parties may mutually agree.

REASONS FOR ENTERING INTO TERMINATION AGREEMENT

The Company is an investment holding company. The principal activities of the Group consist of the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and on-line publications in Hong Kong. The Group is also involved in retailing, video and film post-production and property investment through its subsidiaries in Hong Kong.

SCMPP, SPL and TVEI are wholly owned subsidiaries of the Company. SPL holds 51% of the issued share capital in SCMPH. HPHK holds the remaining 49% of SCMPH's issued share capital. Singco is a wholly owned subsidiary of SCMPH.

SCMPH is the owner and publisher of various magazine titles including "Automobile", and is further involved in the publication of several magazine titles in Hong Kong. SCMPH is the copyright owner of the Haymarket Material. Singco is a wholly owned subsidiary of SCMPH and is the owner and publisher of the magazine title "CEI ASIA PACIFIC".

Total outstanding balance of unsecured and non-interest bearing advances made by HPHK, HPSL and MML to SCMPH as at the date of the Termination Agreement were HK$4,459,000, HK$9,084,065 and HK$8,756,506.89 respectively. Total outstanding balance of unsecured and non-interest bearing advances made by MML and HPSL to Singco as at the date of the Termination Agreement were S$355,617.34 (approximately HK$1,599,566.79) and S$1,382,020.94 (approximately HK$6,216,330.19) respectively. Total outstanding balance of unsecured and non-interest bearing advances made by SCMPP and SPL to SCMPH as at the date of the Termination Agreement were HK$19,760,872 and HK$4,641,000 respectively. Neither the Company nor any of its subsidiaries had any outstanding advance made to Singco as at the date of the Termination Agreement. No loans or advances had been made to other subsidiaries of SCMPH, namely CSL and PCH, by Haymarket Group or the Company or any of its subsidiaries.

The unaudited net asset value of SCMPH as at 31 December 2003 was HK$3,008,676.90 (which includes HK$7,655,697 being investment cost in Singco) and its audited net asset value as at 31 December 2002 was HK$7,858,886. No value of the copyright in the Haymarket Material was recorded in the said net asset value of SCMPH. Singco's unaudited net liabilities as at 31 December 2003 were S$2,535,080.38 (approximately HK$11,402,791.55) and its audited net liabilities as at 31 December 2002 were S$2,142,026 (approximately HK$9,478,465.05). The unaudited consolidated (according to HK GAAP) net liabilities of SCMPH and its subsidiaries as at 31 December 2003 were HK$17,622,845.50 (which includes Singco's unaudited net liabilities of S$2,535,080.38 (approximately HK$11,402,791.55) as at 31 December 2003 and net liabilities of HK$9,228,730.85 of other subsidiaries of SCMPH, namely CSL and PCH). CSL recorded unaudited loss of HK$4,785,345.80 and unaudited loss of HK$3,531,592 for the financial year ended 31 December 2002 and 2003 respectively. PCH recorded audited loss of HK$14,750 and unaudited profit of HK$10,500 for the financial year ended 31 December 2002 and 2003 respectively. The audited consolidated (according to HK GAAP) net liabilities of SCMPH and its subsidiaries as at 31 December 2002 were HK$7,468,458.

SCMPH and Singco have been recording losses. SCMPH recorded audited loss of HK$4,095,915 and unaudited loss of HK$4,850,211 for the financial year ended 31 December 2002 and 2003 respectively. SCMPH and its subsidiaries recorded audited consolidated loss of HK$9,961,319 and unaudited consolidated loss of HK$10,140,014.10 for the financial year ended 31 December 2002 and 2003 respectively. Singco recorded audited loss of S$236,933 (approximately HK$1,048,428.53) and unaudited loss of S$394,554.61 (approximately HK$1,774,706.64) for the financial year ended 31 December 2002 and 2003 respectively.

CSL had a co-operation and licensing arrangement with a Shanghai based publisher which published the Chinese edition of "Autocar" and Stuff" magazines. The said arrangement was terminated. PCH published Hong Kong edition of magazine "PC Home" which publication had been suspended since February 2002.

Under the Termination Agreement, TVEI (a wholly owned subsidiary of the Company) will acquire from HPHK its 49% interest in SCMPH and the right to receive repayment of the unsecured and non-interest bearing advances made by MML, HPSL and HPHK to SCMPH. HPHK will acquire from SCMPH the entire issued share capital of Singco and copyright in the Haymarket Material. The JVA will be terminated accordingly.

After termination of the JVA, SCMPH will be an indirect wholly owned subsidiary of the Company and will continue to carry on its business including the publication of magazine "Automobile". Singco is a wholly owned subsidiary of SCMPH and is the owner and publisher of the magazine title "CEI ASIA PACIFIC". Singco will be a wholly owned subsidiary of HPHK after termination of the JVA.

After termination of the JVA, each of SCMPP, TVEI, HGL, HPSL, HPHK and SCMPH (parties to the JVA) is released from the mutual agreements and respective undertakings under the JVA, including SCMPP's and HGL's agreement to license to SCMPH and its subsidiary the right to use titles, material or intellectual property rights in their respective magazine publications and the pre-emption rights to SCMPH to publish magazine titles in Chinese language acquired by SCMPP or HGL (as the case may be) after the signing of the JVA.

The considerations stated in the Termination Agreement were determined on an arm's length basis with reference to the respective profits/losses and net asset value of each of SCMPH and Singco and the Haymarket Material.

The Company is of the view that termination of the JVA will be beneficial to the Company as it can focus on developing and promoting in Hong Kong the business and magazine titles it has acquired or distributed to it according to the Termination Agreement. Upon termination of the JVA, the Company does not intend to continue with publication of magazines under Singco in Singapore where the Company does not operate any other publication business. The disposal of the Company's interest in

SCMPH

* TVEI may nominate its nominee(s) to hold the 49% share interest in SCMPH.

——— direct interest

——— indirect interest

GENERAL INFORMATION

The Termination Agreement was entered into in the ordinary and usual course of business of the Group and on normal commercial terms based on arm's length negotiation among all parties to the Termination Agreement. The Directors including the Independent non-executive Directors of the Company are of the opinion that the terms of the Termination Agreement are fair and reasonable, on normal commercial terms and in the best interest of the Group so far as the shareholders of the Company are concerned.

For the purpose of Rule 14.25(1) of the Listing Rules, based on the unaudited net asset value of SCMPH of HK$3,008,676.90 as at 31 December 2003, Singco's unaudited net liabilities of S$2,535,080.38 (approximately HK$11,402,791.55) as at 31 December 2003, the total value of the transaction under the Termination Agreement represents less than 3% but above 0.03% of the book value of the net tangible assets of the Company. The transaction is therefore not subject to shareholders' approval. Details of the transaction will also be included in the published annual report and accounts of the Company for the relevant financial period in accordance with Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Company"	SCMP Group Limited
"CSL"	Clear Success Investments Limited, a company incorporated on 12 July 2001 in the British Virgin Islands and a wholly owned subsidiary of SCMPH
"Directors"	Directors of the Company, including Independent non-executive Directors
"Haymarket Material"	Chinese translations of all materials from time to time published in magazine titles belonging to Haymarket Group that have been produced in the magazines "Automobile" or "Autoworld"
"Haymarket Group"	HGL, HPSL, HPHK and MML collectively
"HGL"	Haymarket Group Limited, a company incorporated in England & Wales and a party to the JVA and the Termination Agreement
"HPHK"	Haymarket Publishing (Hong Kong) Limited, a company incorporated in Hong Kong, lender of the HPHK Advance and a party to the JVA and the Termination Agreement
"HPHK Advance"	The outstanding balance of unsecured and non-interest bearing advances made by HPHK to SCMPH of an aggregate amount of HK$4,459,000
"HPSL"	Haymarket Publishing Services Limited, a company incorporated in England & Wales, lender of the HPSL Advance and a party to the JVA and the Termination Agreement
"HPSL Advance"	The outstanding balance of unsecured and non-interest bearing advances made by HPSL to SCMPH of an aggregate amount of HK$9,084,065
"Group"	Company and its subsidiaries
"JVA"	The joint venture agreement made on 2 October 1998 between SCMPP, TVEI, HGL, HPSL, HPHK and SCMPH in relation to the rights and responsibilities regarding SCMPH
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"MML"	Media & Marketing Limited, a company incorporated in England & Wales, lender of the MML Advance and a party to the Termination Agreement
"MML Advance"	The outstanding balance of unsecured and non-interest bearing advances made by MML to SCMPH of an aggregate amount of HK$4,199,700.19 (after repayment of HK$4,556,806.70, which repayment is being made by SCMPH of which HK$2,356,806.70 will be from its own funds and HK$2,200,000 will be from an unsecured and non-interest bearing shareholder's loan facilitated by SPL on the date of completion under the Termination Agreement).
"PCH"	PC Home (Hong Kong) Limited, a company incorporated on 23 January 1996 in Hong Kong and a subsidiary of SCMPH in which SCMPH holds 90% interest
"PRC"	The People's Republic of China
"SCMPH"	SCMP Haymarket Publishing Limited, a company incorporated in Hong Kong on 20 July 1998, a joint venture company of which 51% of its issued share capital is held by SPL and the remaining 49% of the issued share capital is held by HPHK and a party to the JVA and the Termination Agreement
"SCMPP"	South China Morning Post Publishers Limited, a company incorporated in Hong Kong, a wholly owned subsidiary of the Company and a party to the JVA and the Termination Agreement
"Singco"	SCMP Haymarket Publishing Pte Ltd. a company incorporated in the Republic of Singapore on 17 May 2000, a wholly owned subsidiary of SCMPH
"SPL"	SCMP Publications Limited, a company incorporated in the British Virgin Islands, a wholly owned subsidiary of the Company and a party to the Termination Agreement
"Termination Agreement"	The Termination and Release Agreement relating to SCMP/Haymarket Publishing Joint Venture made on 2 March 2004 between SCMPP, SPL, TVEI, SCMPH, HGL, HPSL, HPHK and MML
"TVEI"	TVE International Limited, a company incorporated in Hong Kong, a wholly owned subsidiary of the Company and a party to the JVA and the Termination Agreement

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 11 March 2004

Ming Pao Daily News

12 March 2004

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

關連交易

本公司董事宣佈，南華早報出版、電視企業國際及SPL(全部為本公司之全資附屬公司)及華曦出版(本公司擁有51%權益之附屬公司)於二零零四年三月二日與HGL、HPSL、HPHK及MML簽訂一項終止及解除協議，協議各方同意終止合作協議並分配有關資產如下：

(i) 電視企業國際向HPHK收購其所持華曦出版已發行股本之49%權益；

(ii) 電視企業國際向HPHK收購其可收取償還無抵押及免息之HPHK墊款總金額4,459,000港元之權利；

(iii) 電視企業國際向HPSL收購其可收取償還無抵押及免息之HPSL墊款總金額9,084,065港元之權利；

(iv) 電視企業國際向MML收購其可收取償還無抵押及免息之MML墊款總金額4,199,700.19港元之權利；及

(v) HPHK向華曦出版收購其所持Singco之全部已發行股本及Haymarket雜誌資料之版權。

於收購華曦出版已發行股本之49%權益及承讓可收取償還HPHK墊款之權利，電視企業國際向HPHK支付之總代價為1港元。

於承讓可收取償還MML墊款及HPSL墊款之權利，電視企業國際向MML及HPSL支付之總代價為1港元。

於收購Singco之全部已發行股本，HPHK向華曦出版支付之總代價為1新加坡元。

SPL(本公司之全資附屬公司)擁有華曦出版之51%權益。所以華曦出版為本公司之附屬公司。HPHK擁有華曦出版之49%權益，為華曦出版之主要股東。故依照上市規則，HPHK為本公司之關連人士。因此，依照上市規則，本公司之附屬公司與HPHK及其他協議方訂定終止協議及完成協議內所訂之交易，構成本公司之關連交易。根據上市規則第14.25(1)條，此項交易必須在報章上刊登新聞通告予以披露。

本公司董事宣佈，南華早報出版、電視企業國際及SPL(全部為本公司之全資附屬公司)及華曦出版(本公司擁有51%權益之附屬公司)與HGL、HPSL、HPHK及MML簽訂一項終止及解除協議，協議各方同意終止合作協議並分配有關資產如下：

(i) 電視企業國際向HPHK收購其所持華曦出版已發行股本之49%權益；

(ii) 電視企業國際向HPHK收購其可收取償還無抵押及免息之HPHK墊款總金額4,459,000港元之權利；

(iii) 電視企業國際向HPSL收購其可收取償還無抵押及免息之HPSL墊款總金額9,084,065港元之權利；

(iv) 電視企業國際向MML收購其可收取償還無抵押及免息之MML墊款總金額4,199,700.19港元之權利；及

(v) HPHK向華曦出版收購其所持Singco之全部已發行股本及Haymarket雜誌資料之版權。

南華早報出版、SPL及電視企業國際為本公司之全資附屬公司。華曦出版為一合作公司，其已發行股本之51%為SPL所持有，而其餘49%之已發行股本則為HPHK所持有。華曦出版乃各類雜誌刊物，包括「車主」雜誌，之擁有人及出版人，並在香港參與出版數份雜誌刊物。

合作經營之背景資料

南華早報出版、電視企業國際、HGL、HPSL、HPHK及華曦出版於一九九八年十月二日簽訂一項合作協議，在香港、澳門、中國及台灣出版中文雜誌。電視企業國際及HPHK同意認購華曦出版之股份。電視企業國際認購華曦出版51%權益，而HPHK則持有餘下之49%權益。Singco乃華曦出版之全資附屬公司。

按合作協議，南華早報出版及HGL同意授予華曦出版及其附屬公司特許權，在香港、澳門、中國及台灣使用南華早報出版及HGL各自之部份雜誌刊物之書名、資料或知識產權。南華早報出版及HGL根據合作協議的條款給予華曦出版優先權出版南華早報出版或HGL(各自適用者)於簽訂合作協議後所收購的中文雜誌刊物。

於簽訂合作協議時，南華早報出版持有電視企業國際100%權益，而HPHK為HPSL之全資附屬公司。於/約於二零零零年十月十日，電視企業國際將其於華曦出版之51%權益轉讓與SPL，作為本集團內部重組的一部份。

華曦出版擁有各類雜誌刊物，分別為「車主」、「變型蟲」、「尊標」、「電腦家庭」、「汽車與你」和「萬家科學畫報」。Singco擁有「CEI ASIA PACIFIC」雜誌。

Haymarket雜誌資料乃根據Haymarket集團授予華曦出版之特許權不時由屬於Haymarket集團出版之雜誌刊物內轉載於「車主」雜誌或「汽車與你」雜誌之資料的中文譯本。此等中文譯本乃由華曦出版進行翻譯或負責安排翻譯。

終止協議之詳情

協議日期 ： 二零零四年三月二日

協議方 ： 南華早報出版、電視企業國際、SPL、華曦出版、HGL、HPSL、HPHK及MML

目的 ： 終止合作協議並分配有關資產如下：

(i) 電視企業國際向HPHK收購其所持華曦出版已發行股本之49%權益；

(ii) 電視企業國際向HPHK收購其可收取償還無抵押及免息之HPHK墊款總金額4,459,000港元之權利；

(iii) 電視企業國際向HPSL收購其可收取償還無抵押及免息之HPSL墊款總金額9,084,065港元之權利；

協議各方之關係

SPL(本公司之全資附屬公司)擁有華曦出版之51%權益，所以華曦出版為本公司之附屬公司。HPHK擁有華曦出版之49%權益，為華曦出版之主要股東。故依照上市規則，HPHK為本公司之關連人士。因此，依照上市規則，本公司之附屬公司與HPHK及其他協議方訂定終止協議及完成協議內所訂之交易，構成本公司之關連交易。除上文所述者外，本集團與Haymarket集團並無其他關係。

以下圖表列明華曦出版及Singco於完成終止協議前及完成終止協議後之股權變動。

於簽訂合作協議後及二零零零年十月十日前


本公司
100%
100%
HPHK
南華早報出版
SPL
100%
49%
電視企業國際
51%
華曦出版
100%
Singco

完成終止協議前


本公司
100%
100%
南華早報出版
SPL
HPHK
100%
51%
49%
電視企業國際
華曦出版
100%
Singco

完成終止協議後


本公司
100%
100%
HPHK
南華早報出版
SPL
100%
100%
51%
電視企業國際
Singco
49%*
華曦出版

		無抵押及免息之HPHK墊款總金額4,459,000港元之權利；
		(iii) 電視企業國際向HPSL收購其可收取償還無抵押及免息之HPSL墊款總金額9,084,065港元之權利；
		(iv) 電視企業國際向MML收購其可收取償還無抵押及免息之MML墊款總金額4,199,700.19港元之權利；及
		(v) HPHK向華曦出版收購其所持Singco之全部已發行股本及Haymarket雜誌資料之版權。
代價	:	於收購華曦出版已發行股本之49%權益及承讓可收取償還HPHK墊款之權利，電視企業國際向HPHK支付之總代價為1港元。 於承讓可收取償還MML墊款及HPSL墊款之權利，電視企業國際向MML及HPSL支付之總代價為1港元。 於收購Singco之全部已發行股本，HPHK向華曦出版支付之總代價為1新加坡元。 終止協議並無訂明華曦出版出讓Haymarket雜誌資料之版權予HPHK的現金或非現金代價。而Haymarket雜誌資料並無進行獨立估值。 終止協議所訂之條款及條件，按一般商業條款，經終止協議各方在公平磋商後達成。
完成日期	:	由（但不包括）終止協議日期起計十五天，完成收購及轉讓，或由協議各方共同同意之較遲日期。

訂定終止協議之原因

本公司為投資控股公司，主要業務包括在香港出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及網上刊物。本集團亦透過其附屬公司在香港經營零售、錄像及影片後期製作以及物業投資等業務。

南華早報出版、SPL及電視企業國際為本公司之全資附屬公司。SPL持有華曦出版51%已發行股本，而其餘49%之已發行股本則為HPHK所持有。Singco乃華曦出版之全資附屬公司。

華曦出版乃各類雜誌刊物，包括「車主」雜誌，之擁有人及出版人，並在香港參與數份雜誌刊物的出版。華曦出版乃Haymarket雜誌資料的版權擁有人。Singco乃華曦出版之全資附屬公司，並為「CEI ASIA PACIFIC」雜誌之擁有人及出版人。

於簽訂終止協議之日，HPHK、HPSL及MML給予華曦出版無抵押及免息墊款之倘未償還餘款，分別為4,459,000港元、9,084,065港元及8,756,506.89港元。於簽訂終止協議之日，MML及HPSL給予Singco無抵押及免息墊款之倘未償還餘款，分別為355,617.34新加坡元（約1,599,566.79港元）及1,382,020.94新加坡元（約6,216,330.19港元）。於簽訂終止協議之日，南華早報出版及SPL給予華曦出版無抵押及免息墊款之倘未償還餘款，分別為19,760,872港元及4,641,000港元。於簽訂終止協議之日，本公司及其附屬公司均無給予Singco任何倘未償還之墊款。Haymarket集團或本公司或其任何附屬公司均無給予華曦出版之其他附屬公司，分別為CSL及電腦家庭，任何貸款或墊款。

華曦出版於二零零三年十二月三十一日未經審核之資產淨值為3,008,676.90港元（當中包括Singco之投資成本7,655,697港元），而於二零零二年十二月三十一日經審核之資產淨值為7,858,886港元。該華曦出版之資產淨值並無記錄Haymarket雜誌資料之估值。Singco於二零零三年十二月三十一日未經審核之淨負債為2,535,080.38新加坡元約11,402,791.55港元），而於二零零二年十二月三十一日經審核之淨負債為2,142,026新加坡元（約9,478,465.05港元）。華曦出版及其附屬公司於二零零三年十二月三十一日未經審核之綜合（按香港公認會計原則）淨負債為17,622,845.50港元（當中包括Singco於二零零三年十二月三十一日未經審核之淨負債2,535,080.38新加坡元約11,402,791.55港元）及華曦出版之其他附屬公司，分別為CSL及電腦家庭，之淨負債9,228,730.85港元）。CSL於二零零二年十二月三十一日及二零零三年十二月三十一日止之財務年度錄得未經審核之虧損，分別為4,785,345.80港元及3,531,592港元。電腦家庭於二零零二年十二月三十一日及二零零三年十二月三十一日止之財務年度，分別錄得經審核之虧損14,750港元及未經審核之盈利10,500港元。華曦出版及其附屬公司於二零零二年十二月三十一日經審核之綜合（按香港公認會計原則）淨負債為7,468,458港元。

華曦出版及Singco之業務均錄得虧損。華曦出版於二零零二年十二月三十一日及二零零三年十二月三十一日止之財務年度，分別錄得經審核之虧損4,095,915港元及未經審核之虧損4,850,211港元。華曦出版及其附屬公司於二零零二年十二月三十一日及二零零三年十二月三十一日止之財務年度，分別錄得經審核之綜合虧損9,961,319港元及未經審核之虧損10,140,014.10港元。Singco於二零零二年十二月三十一日及二零零三年十二月三十一日止之財務年度，分別錄得經審核之虧損236,933新加坡元（約1,048,428.53港元）及未經審核之虧損394,554.61新加坡元（約1,774,706.64港元）。

CSL與上海一家出版商有合作及版權安排，該出版商出版「轎車情報」雜誌及「科技產品博覽」雜誌。該項安排已經終止。電腦家庭出版「電腦家庭」雜誌之香港版，該雜誌已於二零零二年二月停刊。

根據終止協議，電視企業國際（本公司之全資附屬公司）向HPHK收購其所持華曦出版已發行股本之49%權益及可收取償還MML、HPSL及HPHK給予華曦出版之無抵押及免息墊款之權利。HPHK則向華曦出版收購其所持Singco之全部已發行股本及Haymarket雜誌資料之版權。並終止合作協議。

於終止合作協議後，華曦出版將成為本公司間接擁有之全資附屬公司並繼續其業務，包括出版「車主」雜誌。Singco乃華曦出版之全資附屬公司，並為「CEI ASIA PACIFIC」雜誌之擁有人及出版人。於終止合作協議後，Singco成為HPHK之全資附屬公司。

於終止合作協議後，南華早報出版、電視企業國際、HGL、HPSL、HPHK及華曦出版（合作協議各方）於合作協議內之共同協訂及各方應承擔之責任將予解除，包括南華早報出版及HGL授予華曦出版及其附屬公司使用各自之雜誌刊物之書名、資料或知識產權之特許權；以及給予華曦出版出版南華早報出版或HGL（各自適用者）於簽訂合作協議後所收購的中文雜誌刊物之優先權。

終止協議所列之代價乃分別根據華曦出版及Singco及Haymarket雜誌資料各自之盈利/虧損及資產淨值，經公平磋商後達成。

本公司認為終止合作協議將對本公司有所裨益，因可集中在香港發展及開拓其根據終止協議而收購或獲分配的業務及雜誌刊物。於終止合作協議，本公司無意繼續透過Singco於新加坡出版雜誌刊物，而於該地本公司並無其他出版業務。而出售本公司在Singco之權益亦促使本集團集中其香港的出版業務。


電視企業國際
Singco
49%*
華曦出版

* *電視企業國際或可委托受託人持有華曦出版之49%股權。*

——— 直接權益

——— 間接權益

一般資料

終止協議之簽訂屬本集團之一般及日常業務範圍，並按一般商業條款，經終止協議各方公平磋商後達成。本公司董事，包括獨立非執行董事，認為終止協議的條款屬公平及合理，以一般商業條款訂立，而且對本公司股東而言，符合本集團之最佳利益。

根據上市規則第14.25(1)條，按華曦出版於二零零三年十二月三十一日未經審核之資產淨值3,008,676.90港元，及Singco於二零零三年十二月三十一日未經審核之淨負債2,535,080.38新加坡元（約11,402,791.55港元）計算，終止協議內所訂之交易總值佔本公司有形資產淨值之賬面值超過0.03%，但不超過3%。故此項交易毋須提呈予股東批准。本公司將依照上市規則第14.25(1)條規定，將於有關財政年度刊發之年報及賬目報告內，刊載此項交易之詳情。

釋義

「本公司」	SCMP Group Limited
「CSL」	Clear Success Investments Limited，一間於二零零一年七月十二日在英屬維爾京群島註冊成立之公司，華曦出版之全資附屬公司
「董事」	本公司之董事，包括獨立非執行董事
「Haymarket雜誌資料」	不時由屬於Haymarket集團出版之雜誌刊物內轉載於「車主」雜誌或「汽車與你」雜誌之資料的中文譯本
「Haymarket集團」	HGL、HPSL、HPHK及MML之統稱
「HGL」	Haymarket Group Limited，一間於英格蘭及威爾斯註冊成立之公司，為合作協議及終止協議之一方
「HPHK」	Haymarket Publishing (Hong Kong) Limited，一間於香港註冊成立之公司，HPHK墊款之貸款人，為合作協議及終止協議之一方
「HPHK墊款」	HPHK給予華曦出版之無抵押及免息墊款倘未償還餘數總金額4,459,000港元
「HPSL」	Haymarket Publishing Services Limited，一間於英格蘭及威爾斯註冊成立之公司，HPSL墊款之貸款人，為合作協議及終止協議之一方
「HPSL墊款」	HPSL給予華曦出版之無抵押及免息墊款倘未償還餘數總金額9,084,065港元
「本集團」	本公司及其附屬公司
「合作協議」	南華早報出版、電視企業國際、HGL、HPSL、HPHK及華曦出版於一九九八年十月二日簽訂有關在華曦出版之權利及責任的合作協議
「上市規則」	香港聯合交易所有限公司證券上市規則
「MML」	Media & Marketing Limited，一間於英格蘭及威爾斯註冊成立之公司，MML墊款之貸款人及終止協議的一方
「MML墊款」	MML給予華曦出版之無抵押及免息墊款倘未償還餘數總金額4,199,700.19港元（於終止協議完成日，由華曦出版償還4,556,806.70港元後計算，其中2,356,806.70港元由華曦出版之資金支付，而2,200,000港元由SPL提供無抵押及免息之股東貸款支付）
「電腦家庭」	電腦家庭（香港）有限公司，一間於一九九六年一月二十三日在香港註冊成立之公司，華曦出版擁有90%權益之附屬公司
「中國」	中華人民共和國
「華曦出版」	華曦出版有限公司，一間於一九九八年七月二十日在香港註冊成立之公司，其已發行股本之51%為SPL所持有，而其餘49%之已發行股本則為HPHK所持有之合作公司，為合作協議及終止協議之一方
「南華早報出版」	南華早報出版有限公司，一間於香港註冊成立之公司，本公司之全資附屬公司，為合作協議及終止協議之一方
「Singco」	SCMP Haymarket Publishing Pte Ltd，一間於二零零零年五月十七日在新加坡共和國註冊成立之公司，華曦出版之全資附屬公司
「SPL」	SCMP Publications Limited，一間於英屬維爾京群島註冊成立之公司，本公司之全資附屬公司，為終止協議之一方
「終止協議」	南華早報出版、SPL、電視企業國際、華曦出版、HGL、HPSL、HPHK及MML於二零零四年三月二日簽訂有關南華早報/Haymarket Publishing合作經營之終止及解除協議
「電視企業國際」	電視企業國際有限公司，一間於香港註冊成立之公司，本公司之全資附屬公司，為合作協議及終止協議之一方

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香港，二零零四年三月十一日

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